Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Himax Technologies, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-137585 and No. 333-176863) on Form S-8 and the registration statement (No. 333-189052) on Form F-3 of Himax Technologies, Inc. and subsidiaries of our reports dated March 28, 2018, with respect to the consolidated balance sheets of Himax Technologies, Inc. as of December 31, 2016 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements) and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 20-F of Himax Technologies, Inc.

/s/ KPMG

Hsinchu, Taiwan

March 28, 2018